Exhibit 10.1

EXECUTION COPY

Biomet, Inc.

56 E. Bell Drive

P.O. Box 587

Warsaw, Indiana 46581

April 2, 2012

To the attention of:

DePuy Orthopaedics, Inc.

700 Orthopaedic Drive

Warsaw, Indiana 46581

Attention: Aileen Stockburger, Vice President,

Worldwide Business Development

Re: Final Binding Offer

Ladies and Gentlemen:

1.	Submission of Offer. Biomet, Inc., an Indiana corporation (“Buyer”), is pleased to submit this final and binding offer (this “Offer”) to DePuy Orthopaedics, Inc., an Indiana corporation (“Seller”), for the acquisition of certain assets, and the assumption of certain liabilities, of the Business (as defined in the Asset Purchase Agreement referred to below) (the “Acquisition”), on the terms and subject only to the conditions set forth in the Asset Purchase Agreement attached to this Offer as Exhibit 1 and duly executed and delivered by Buyer (including the Disclosure Letter and the Schedules and Exhibits thereto, the “Asset Purchase Agreement”). Buyer hereby confirms that, if the Principal Closing Date occurred on the date hereof, the conditions set forth in Section 5.02(a) of the Asset Purchase Agreement would be satisfied, and Buyer hereby agrees to not take any action prior to the earlier of (a) the Offer Acceptance (as defined below) and (b) the Offer Termination Time (as defined below) that would cause such condition not to be satisfied. Buyer hereby further agrees that it will comply with, and will cause its Affiliates that are or will be parties to any Ancillary Agreement to comply with, the covenants set forth in the Asset Purchase Agreement during the period from the date of this Offer to the Offer Termination Time (or, if this Offer is accepted by Seller in the manner contemplated herein, to the time as set forth in the Asset Purchase Agreement) such that there would not be a failure of the condition set forth in Section 5.02(b) of the Asset Purchase Agreement. Buyer hereby further agrees that, in order to satisfy the condition set forth in Section 5.02(g) of the Asset Purchase Agreement, it will execute any amendments to the Asset Purchase Agreement pursuant to Section 11.05 of the Asset Purchase Agreement as the FTC or EC may request that are not materially adverse to Buyer. In the event that the Asset Purchase Agreement is so amended, Buyer acknowledges that it shall be deemed to have submitted this Offer on the terms and subject only to the conditions set forth in the Asset Purchase Agreement, as so amended. Capitalized terms used in this Offer shall have the meanings ascribed to them in the Asset Purchase Agreement unless otherwise defined herein.

2.	Offer Termination Time; Survival. Except as expressly set forth herein, this Offer is irrevocable by Buyer. Unless previously accepted by Seller, in accordance with paragraph 3, this Offer will terminate upon the earlier of (i) the Automatic Termination Time (as defined below) and (ii) the time at which this Offer is terminated by Buyer pursuant to paragraph 8 below (such earlier time, the “Offer Termination Time”). Upon the occurrence of the Offer Termination Time, this Offer will become void and be of no further force or effect, with no liability on the part of either Buyer of Seller (or any of their respective former, current or future general or limited partners, stockholders, managers, members, directors officers, employees or agents), except that the provisions of this paragraph 2 and paragraphs 6, 8, 10 and 11 shall survive any such termination and remain in full force and effect, and no such termination shall relieve Buyer or Seller from any liability for any breach of any agreement of such party set forth in this Offer prior to such termination.

3.	Offer Acceptance and Extension. Seller may accept this Offer by executing and delivering to Buyer a countersignature to the Asset Purchase Agreement no later than the Offer Termination Time. Delivery of the executed countersignature to the Asset Purchase Agreement may be made by Seller to Buyer in accordance with the notice provisions set forth in Section 11.07 of the Asset Purchase Agreement (the “Offer Acceptance”). The term “Automatic Termination Time” shall mean 11:59 P.M., New York City time, on June 1, 2012; provided, however, if Seller determines that, in light of the status of the information and/or consultation processes with the employees’ representative bodies of Seller and its Affiliates in connection with the Acquisition (the “Consultation Processes”), it is advisable to continue such Consultation Processes for an additional period before Seller makes a decision with respect to the Offer, Seller may extend the Automatic Termination Time from time to time in consecutive increments of up to fourteen days each; provided further, if Buyer elects to do so for any reason, Buyer may extend the Automatic Termination Time from time to time in consecutive increments of up to fourteen days each; provided further, however, that in no event shall the Automatic Termination Time be extended by either Buyer or Seller beyond 11:59 P.M., New York time, on July 15, 2012. The party extending the Automatic Termination Time shall provide notice to the other party of any extension of the Automatic Termination Time no later than three business days prior to the then current Automatic Termination Time. Seller agrees that, if Seller determines that all the Consultation Processes are completed, Seller shall promptly make a decision whether or not to accept the Offer, and following such decision, Seller shall promptly communicate such decision to Buyer and, in the event such decision is to accept the Offer, promptly deliver the Offer Acceptance.

4.	Acknowledgement. Buyer hereby confirms to Seller that this Offer is binding, and may not be revoked by Buyer in any respect or for any reason prior to the Offer Termination Time except as expressly set forth herein. Buyer hereby acknowledges that Seller is relying on this Offer and the promises, representations, warranties and covenants of Buyer contained herein. Seller hereby acknowledges that in making the Offer Buyer is relying on the promises, representations, warranties and covenants of Seller contained herein.

5.

Exclusivity. Seller hereby agrees that, during the period beginning on the date hereof and continuing until the earlier of (a) the Offer Acceptance and (b) the Offer Termination Time (the “Exclusivity Period”), Seller and its Subsidiaries, Affiliates, directors, officers and employees, and any attorney, accountant and other representative retained by any of them (collectively, the “Seller Parties”), will not, directly or indirectly, (i) take any action to solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiry or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Alternative Proposal (as defined below), (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or otherwise cooperate in any way with, or assist or participate in any effort or attempt by any Person with respect to, any Alternative Proposal or (iii) enter into any letter of intent or similar arrangement or any agreement with respect to any Alternative Proposal. For purposes of this paragraph 5, the term “Alternative Proposal” means any inquiry, proposal or offer, other than a proposal or offer by Buyer or any of its Affiliates, for an acquisition or other business combination with respect to the Business or any material portion of the Transferred Assets. For purposes of this Offer, any action taken by a Seller Party that violates the first sentence of this paragraph 5 shall be deemed to be a failure by Seller to comply with this paragraph 5.

6.	Publicity. With respect to this Offer and the transactions contemplated hereby and by the Asset Purchase Agreement, Buyer and Seller hereby agree to comply with the restrictions set forth in Section 6.02 of the Asset Purchase Agreement; provided, however, that, without limiting Seller’s ability to make such disclosures as may be required by applicable Law, in connection with the Consultation Processes Seller may make available to the applicable employees’ representative bodies of Seller and its Affiliates such information as Seller determines is reasonably necessary to effect such Consultation Processes.

7.	Consultation Process; Consents; Seller Covenants and Representations. Without limiting the generality of paragraph 1 of this Offer or the following sentences of this paragraph 7, (a) Buyer hereby agrees to cooperate and use its reasonable best efforts to assist Seller (as contemplated by Section 6.03 of the Asset Purchase Agreement) in effecting the Consultation Processes, including providing such information to, and attending such meetings with, the applicable employees’ representative bodies, in each case as may be required by applicable Laws or practices or as may be reasonably requested by Seller or such employees’ representative bodies or their respective agents or advisors in connection with the Consultation Processes and (b) Buyer and Seller hereby agree, as permitted by applicable Law, to commence the filing and obtaining of consents, approvals, authorizations, qualifications and orders of Governmental Entities and other third parties as contemplated by Section 6.03 as soon as reasonably practicable after the date hereof. Seller agrees to comply with Section 6.03 of the Asset Purchase Agreement as if it signed the Asset Purchase Agreement as of the date hereof, including with respect to effecting the Consultation Processes. Seller further agrees to comply with the other Sections of Article VI and Section 8.01(b) of the Asset Purchase Agreement as if it signed the Asset Purchase Agreement as of the date hereof. Seller hereby confirms that, if the Principal Closing Date occurred on the date hereof, the conditions set forth in Section 5.01(a) of the Asset Purchase Agreement would be satisfied with respect to Sections 3.01, 3.02, 3.06 and 3.15 of the Asset Purchase Agreement, and Seller hereby agrees to not take any action prior to the earlier of (a) the Offer Acceptance and (b) the Offer Termination Time that would cause such condition not to be satisfied hereof.

8.

Termination by Buyer, Fees. This Offer may be terminated by Buyer by written notice to Seller (such notice to be delivered in accordance with the notice provisions set forth in Section 11.07 of the Asset Purchase Agreement), at any time prior to the Offer Acceptance, if (a) Seller shall have failed to comply with any of Seller’s covenants or agreements contained in paragraph 5 in any material respect; or (b) Buyer would have been entitled to terminate the Asset Purchase Agreement pursuant to Section 9.01 thereof (subject to complying with the terms of such Section), assuming Seller had also signed the Asset Purchase Agreement as of the date hereof. If (A) this Offer terminates pursuant to paragraph 2 and (B)(1) at the Offer Termination Time, Buyer would have been entitled to receive the termination fee pursuant to Section 9.03 of the Asset Purchase Agreement, assuming Seller had also signed the Asset Purchase Agreement as of the date hererof, and assuming the Asset Purchase Agreement was terminated at the Offer Termination Time or (2) this Offer is terminated by Buyer as a result of a breach by Seller of clause (ii) or (iii) of paragraph 5, then Seller shall promptly (but in any event not more than five Business Days following the Offer Termination Time) pay to Buyer, in immediately available funds by wire transfer to a bank account designated in writing by Buyer an amount equal to such termination fee. The parties hereto acknowledge and agree that the agreements contained in this paragraph 8 are an integral part of the transactions contemplated by this Offer, and that, without these agreements, neither Seller nor Buyer would have entered into this Offer. Accordingly, if Seller fails to promptly pay any amount due pursuant to this paragraph 8, and, in order to obtain such payment, Buyer commences any action which results in an award of, or a Judgment against Seller for, such termination fee (or any portion thereof), Seller shall pay Buyer’s reasonable costs and expenses (including reasonable attorney’s fees and expenses of enforcement) in connection with such action, together with interest on the amounts owed at the prime lending rate prevailing at such time, as published in the Wall Street Journal from the date such amount was required to be paid until the date actually received by Buyer.

9.	Date of the Asset Purchase Agreement. Buyer and Seller hereby agree that the date of the Asset Purchase Agreement as used therein shall be deemed to be the date hereof.

10.	Governing Law. This Offer shall be governed by the law of the State of New York without reference to the choice of law doctrine of such state. Any dispute, claim or controversy arising from or related in any way to this Offer or the interpretation, application, breach, termination or validity thereof, including any claim of inducement of this Offer by fraud or otherwise, will be subject to the arbitration and mediation provisions of Sections 11.12 and 11.13 of the Asset Purchase Agreement.

11.	Countersignature. Seller shall countersign and return to Buyer on and as of April 2, 2012, one of the two enclosed original copies of this letter to confirm (i) Seller’s acknowledgement of the terms of this Offer, (ii) Seller’s agreements and acknowledgements set forth herein and (iii) its acceptance of the governing law and dispute resolution procedures contemplated by paragraph 10 of this Offer. Seller’s countersignature of this Offer shall in no event create any binding obligations on Seller except as expressly set forth herein. The parties acknowledge and agree that, unless the Offer Acceptance occurs, Seller shall not be under any obligation to sell or transfer to Buyer or any of its Affiliates any portion of the Business or to execute the Asset Purchase Agreement or any other agreements in respect of the Acquisition, and except as set forth herein, Seller shall have no liability to Buyer or any of its Affiliates in the event of any determination by Seller not to accept this Offer.

Very truly yours, On behalf of Biomet, Inc.,

By:	/s/ Jeffrey R. Binder
Name:	Jeffrey R. Binder
Title:	President and Chief Executive Officer

[Signature Page to the Offer]

Acknowledged and agreed to (subject to the terms of paragraph 11 of the Offer) as of the date set forth above: DePuy Orthopaedics, Inc.

By:	/s/ Aileen Stockburger
Name:	Aileen Stockburger
Title:	Vice President, Worldwide Business Development

[Acceptance of the Offer]